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                         UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D


           Under the Securities Exchange Act of 1934
                      (Amendment No. 1)*

                           IBP, Inc.
______________________________________________________________
                       (Name of Issuer)

                         COMMON STOCK
_______________________________________________________________
                (Title of Class of Securities)

                          449223-10-6
        ______________________________________________
                        (CUSIP Number)

D. J. Smith, Vice President, Secretary and General Counsel Archer-Daniels-Midland Company, 4666 Faries Parkway, P. O. Box 1470, Decatur, IL 62525, Telephone: (217)424-6183
_______________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
                        August 1, 1997
    ______________________________________________________
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of Securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                         SCHEDULE 13D

CUSIP NO.      449223-10-6                 Page  2  of 3 Pages
_______________________________________________________________
1  NAME OF REPORTING PERSON
   S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Archer-Daniels-Midland Company
   I.R.S. Identification No. 41-0129150
_______________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)__
                                                          (b)__
_______________________________________________________________
3  SEC USE ONLY

_______________________________________________________________
4  SOURCE OF FUNDS *
   WC
_______________________________________________________________
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(E)  _x_
   See Appendix I
_______________________________________________________________
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   DELAWARE
_______________________________________________________________
            |7  SOLE VOTING POWER
  NUMBER OF |   6,652,800
    SHARES  |______________________________________________________
BENEFICIALLY|8  SHARED VOTING POWER
   OWNED BY |   -0-
     EACH   |______________________________________________________
  REPORTING |9  SOLE DISPOSITIVE POWER
   PERSON   |   6,652,800
    WITH    |______________________________________________________
            |10  SHARED DISPOSITIVE POWER
            |   -0-
_______________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
   6,652,800
_______________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES
   CERTAIN SHARES * __
_______________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   7.227% based on 92,050,069 shares outstanding
_______________________________________________________________
14 TYPE OF REPORTING PERSON *
   CO
_______________________________________________________________
* SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 449223-10-6                    Page  3 of 3 Pages




                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated: August 1, 1997

                              ARCHER-DANIELS-MIDLAND COMPANY


                                   /s/ D. J. SMITH
                              By:  D. J. Smith
                             Its Vice President, Secretary
                                 and General Counsel
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                          APPENDIX I

     On October 15, 1996, the Company pled guilty to a two count information in the Northern District of Illinois pursuant to an agreement with the Department of Justice. This information states that the Company engaged in anticompetitive conduct in connection with the sale of lysine and citric acid. In connection with its agreement the Company paid the United States a fine of $70 million with respect to lysine and $30 million with respect to citric acid.

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                          APPENDIX II

            Marketable Securities - Purchase Detail
                        From: 06/09/97
                        To:   08/08/97


Trade                   #  of                Tran
Date                     Shares              Price
________                 _______             _____

                    Description:  IBP, Inc.

07/15/97                 150,000             23.000
07/15/97                 268,600             23.000
07/16/97                  25,000             22.875
07/17/97                 200,000             22.875
07/17/97                  38,200             22.750
07/18/97                  68,600             22.125
07/18/97                 131,800             22.250
07/18/97                  23,800             22.500
07/21/97                 105,000             22.188
07/23/97                 119,600             23.125
07/24/97                 150,000             22.875
07/31/97                 150,000             22.750
08/01/97                 593,400             22.625
08/08/97                  84,600             22.500
                        _________            ______

(14 items)              2,108,600            22.716





Run Date:   08/08/97
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